SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        Factory Card & Party Outlet Corp
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                                (Name of Issuer)

                         COMMON STOCK ($.001 par value)
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                         (Title of Class of Securities)

                                    303051106
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                                 (CUSIP Number)

                   Steven Yadegari, General Counsel, CRM, LLC
             520 Madison Ave. New York, NY 10022 Ph# (212) 838-3830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2006
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   303051106            SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Cramer Rosenthal McGlynn, LLC
      13-3156718
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |x|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WP, PF.
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        159,000 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               159,000 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      159,000 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.07%
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14    TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement relates to the shares of Common Stock ("Common Stock") of Factory Card & Party Outlet Corp. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2727 Diehl Road Naperville, IL 60563.

Item 2.     Identity and Background

            (a) Pursuant to Rule 13-d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("CRM LLC").

            (b)-(c)

            Cramer Rosenthal McGlynn, LLC

            CRM LLC is a limited liability company that provides investment management services and is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. The majority member of CRM LLC is Cramer Rosenthal McGlynn, Inc. ("CRM Inc."), a New York corporation. The principal business address of CRM LLC is 520 Madison Ave. New York, NY 10022. Its telephone number is (212) 838-3830.

            The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM LLC and CRM Inc. is set forth on
            Schedule I annexed hereto which is incorporated herein by reference.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for CRM LLC was the personal funds or working capital of the clients to whom CRM, LLC provides discretionary investment management services (the "Advisory Clients").

            The total cost of the reported shares of Common Stock beneficially owned by CRM LLC, on behalf of its clients is $1,716,134.

Item  4.    Purpose of the Transaction.

            The Reporting Person acquired all of the shares of Common Stock in the ordinary course of business for investment purposes. The Reporting Person regularly reviews its investment in the Company. Based on that review, the Reporting Person believes that the Company's stock trades, and has traded for a significant period of time, at a significant discount to the intrinsic value of the Company as a result of a number of factors. These include, but are not limited to, (1) inadequate management, (2) misguided and failed sales growth strategies, and (3) poor corporate governance. The Reporting Person believes that the distressed valuation of the Company's stock evidences legitimate concerns among investors regarding management's failure to achieve sales growth or satisfactory operating results over an extended period of time. The Reporting Person thus believes that extraordinary action, such as changes in Company management, changes in the Company's board of directors or retention of an investment banker to consider strategic alternatives, including a sale of the Company, may be required in order to realize the Company's intrinsic value.

            The Reporting Person believes that Company management's strategies to increase sales over the past three years have been wholly unsuccessful, and that its recently announced "long-term strategy" effectively acknowledges that management itself has no confidence in its ability to achieve growth for the Company in the foreseeable future. Most recently, Company management determined to make a "strategic commitment" to the Halloween selling season in 2005 and made significant investments to that end. It was a failure. Management's announced strategy is now not one of growth, but to "leverage our expenses at our current sales volume" to achieve a modest goal that will not be fully realized for three years, if at all. The Reporting Person regards management's performance as wholly inadequate and as having led directly to poor financial results and a marked decline in stockholder value.

            The Reporting Person believes that the interests of management and the board are not aligned with those of the stockholders. The board and management hold an insignificant amount of Common Stock and actions taken by the board indicate a disregard for the interests of stockholders, to whom they owe fiduciary duties. Notwithstanding poor performance by senior management of the Company, salaries paid to them have increased over the past three years and have represented a significant portion of the Company's operating profit. According to the calculations of the Reporting Person and based on available public information, in the 2002 fiscal year the total compensation (excluding options) paid to the Company's three highest paid executives represented approximately 23% of the Company's total operating profit. For the 2003 and 2004 fiscal years, those percentages rose to approximately 37% and 27%, respectively. In December, the board approved generous golden parachute arrangements for senior management that are designed to reward management, at the expense of the stockholders, in the event of a change of control of the Company. In light of the dramatic decline in stockholder value that is, in the view of the Reporting Person, directly attributable to the failure of management, the Reporting Person finds these actions to be an affront to the interests of stockholders.

            The Reporting Person has urged management to fully and formally explore strategic alternatives, including the sale of the Company, and to consider electing to the board a person identified by the Reporting Person to fill a current vacancy. To date, these requests have been disregarded. The Reporting Person believes that the board and management of the Company must be held accountable and that action must be taken to avoid further destruction of stockholder value. Based on discussions with other significant stockholders of the Company, the Reporting Person believes that stockholders (including the Reporting Person) owning over 40% of the outstanding Common Stock concur with some or all of the views of the Reporting Person.

            In light of the foregoing, the Reporting Person is evaluating and, should it determine to do so, may take all actions within its power to vigorously encourage the Company's management and board of directors to pursue a sale of the Company and otherwise to take steps to enhance the value of the Company. Such measures may include, without limitation, (1) continuing to hold discussions with the Company's management and/or directors, (2) continuing to hold discussions with other stockholders of the Company, (3) nominating one or more persons for election to the Company's board of directors and soliciting proxies for the election of such nominees, formulating plans or proposals regarding the business or management of the Company (including one or more of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D), and (4) pursuing any legal remedies available to it.

            The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for shares of the Company's common stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations, and other factors. The Reporting Person reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Reporting Person may purchase securities of the Company, or may sell or otherwise dispose of all or a portion of the shares of the Company's Common Stock owned by it, in public and private transactions. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed by law.

            Except as set forth above, the Reporting Person currently does not have any plans or proposals that relates to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through
            (j) of Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Person, and subject to any applicable limitations imposed by law.

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned is based upon 3,133,152 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended October 29, 2005.

            As investment manager for the Advisory Clients CRM LLC may be deemed to beneficially own the aggregate 159,000 shares held by the Advisory Clients. Such shares represent approximately 5.07% of the outstanding Common Stock of the Company.

            (b) By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients.

            (c) CRM, LLC purchased on behalf of its advisory clients the following shares of the Company's Common Stock on the open market:

                  Date              Shares        Average Price
                  ----              ------        -------------
                  11/18/05            700             $7.17
                  11/21/05            450             $7.26
                  11/22/05          1,000             $7.34
                  01/04/06          8,000             $6.57

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

                  None.

Item 7.     Material to be Filed as Exhibits

                  None.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2006

                                            CRAMER ROSENTHAL MCGLYNN, LLC


                                            By: /s/ Steven Yadegari
                                               ---------------------------
                                            Name: Steven Yadegari
                                            Title: General Counsel
                                                   CRAMER ROSENTHAL MCGLYNN, LLC

                                   Schedule I

                        Executive Officers and Directors

                          CRAMER ROSENTHAL MCGLYNN, LLC

The name and present principal occupation or employment of each of the executive officers and directors of CRM LLC is set forth below. The business address of each such person is 520 Madison Ave. New York, NY 10022

Name                                 Present Principal Occupation and Employment

Ronald H. McGlynn                    President and CEO and a Manager

Jay B. Abramson                      Executive Vice President and a Manager

Fred M. Filoon                       Senior Vice President

Carlos Leal                          Chief Financial Officer